July 19, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Ronald E. Alper
Pam Long

Re: HCM II Acquisition Corp.
Registration Statement on Form S-1
Filed June 18, 2024
CIK No. 0002019804
Registration No. 333-280283

Dear Mr. Alper and Ms. Long:

HCM II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 10, 2024, regarding our Registration Statement on Form S-1 submitted to the Commission on June 18, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed June 18, 2024

General

1.          We note your disclosure on the cover page and elsewhere in the filing that the nonmanaging sponsor investors have indicated an interest to purchase approximately $226,118,030 of the units in the offering at the offering price. We also note that the nonmanaging sponsor investors may determine to purchase a different number of units in the offering. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the non-managing sponsor investors, please clarify that the ceiling on the amount of purchase is $226,118,030 of the units. Additionally, please tell us whether the limited number of public investors would impact the company’s eligibility to list its securities on Nasdaq.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 22, 142, and 180 of the Registration Statement. The Company confirms, following consultation with the prospective underwriters participating in the offering, that the limited number of public investors would not impact the company’s listing eligibility on the Nasdaq Global Market.

2.          We note disclosure on page 22 that none of the non-managing sponsor investors has any obligation to vote any of their public shares in favor of your initial business combination. Please revise to disclose that the non-managing sponsor investors will nevertheless be incentivized to vote in favor of a business combination because of their indirect ownership through the sponsor of up to 2,800,000 founder shares and 3,500,000 private placement warrants.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 23 of the Registration Statement.

3.          With respect to the 3,500,000 private placement warrants that the non-managing sponsor investors have expressed an interest to purchase, please clarify whether these warrants are part of or in addition to the 6,000,000 private placement warrants to be purchased by your sponsor.

The 3,500,000 private placement warrants that the non-managing sponsor investors have expressed an interest to purchase are a part of the 6,850,000 private placement warrants. The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 1, 20, 61, 141, and 144 of the Registration Statement.

4.          Please disclose whether the non-managing sponsor investors’ securities would be subject to a lock up agreement with the underwriters.

The private placement warrants held by the sponsor, including the private placement warrants represented by the non-managing sponsor investors’ membership interests, are subject to a lock-up as described in “Principal Shareholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants”; however, the non-managing sponsor investors will not be subject to transfer restrictions or a lock-up agreement on any Class A ordinary shares that they may purchase in this offering.. The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 21, 61, 141, and 144 of the Registration Statement.

The non-managing sponsor investors have expressed an interest . . ., page 76

5.          Please revise your risk factor disclosure starting on page 76 to address the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement warrants, and the ability to pursue a business combination with a company that is affiliated with the non-managing sponsor investors.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 76 of the Registration Statement.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Kevin E. Manz, Esq., by telephone at 212-556-2133.

Sincerely,

HCM II Acquisition Corp.

/s/ Shawn Matthews
Shawn Matthews
Chief Executive Officer

cc: Kevin E. Manz, Esq.